Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,
	2002		2003		2004		2005		2006
Earnings
Pre-tax income *	$29,705		$55,987		$72,779		$130,918		$167,080
Fixed charges	4,068		8,379		11,067		20,755		31,313

Total earnings	$33,773		$64,366		$83,846		$151,673		$198,393

Fixed Charges
Interest expense **	$3,125		$7,352		$9,679		$18,815		$27,984
Rental interest factor	943		1,027		1,388		1,940		3,329

Total fixed charges	$4,068		$8,379		$11,067		$20,755		$31,313

Ratio of earnings to fixed charges	8.3	x	7.7	x	7.6	x	7.3	x	6.3	x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.